UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2007                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated August 1, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: August 1, 2007	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

August 1, 2007

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE
ESPERANZA CONTRACTS ROTH INVESTOR RELATIONS

Vancouver, B.C.: Esperanza Silver Corporation (“Esperanza”) is pleased to announce it has hired Roth Investor Relations Inc. (RIR) to assist in its marketing and investor communications activities, subject to regulatory acceptance.

RIR is a twenty year old investor relations company specializing in publicly traded natural resource companies. RIR will be responsible for arranging meetings with the financial community for management in North America, in addition to consulting with Esperanza with respect to producing and distributing effective marketing communication tools and increasing investor awareness.

Under the agreement, RIR will receive a fee of US$7,500 per month for an initial term of six months. Neither RIR nor any of its employees hold any interest in Esperanza nor do they have a right to acquire such interest.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering four major ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

For further information contact:

William (Bill) Pincus

(303) 830 0988 Tel

(866) 899 5509 Toll Free

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept
responsibility for the adequacy or accuracy of this news release

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Such statements include statements as to the potential of exploration properties, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza's Form 20-F filed with the US Securities and Exchange Commission.

The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.